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Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges
Radiation Therapy Services Holdings, Inc.

	Predecessor		Successor
	Year Ended December 31, 2007	Period From January 1 to February 21, 2008	Period From February 22 to December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Pre-tax income before before adjustment for noncontrolling interests in consolidated subsidiaries	42,644	(10,283)	(4,266)	(6,713)	(126,600)	(375,248)
(Income)Loss from equity investees	46	(39)	118	(880)	(1,001)	1,036
Distributed income of equity investees	—	—	—	301	1,007	633
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,211)	(19)	(2,483)	(1,835)	(1,698)	(3,558)
Fixed Charges	21,298	4,981	57,070	65,137	62,490	65,656

Earnings	62,777	(5,360)	50,439	56,010	(65,802)	(311,481)

Interest expense	20,250	4,783	55,863	63,119	59,098	61,212
An estimate of the interest within rental expense	1,048	198	1,207	2,018	3,392	4,444

Fixed Charges	21,298	4,981	57,070	65,137	62,490	65,656

Ratio of earnings to fixed charges	2.95	—	—	—	—	—

Deficiency to cover charges(2)	—	10,341	6,631	9,127	128,292	377,137

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtness including amortization of deferred financing costs and the portion of operating lease rental expense that is representative of the interest factor.

(2)
Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.

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  Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges Radiation Therapy Services Holdings, Inc.